09056185

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2009
Washington, DC

SEC FILE NUMBER
8-48567

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Weiss Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7111 Fairway Drive
(No. and Street)

Palm Beach Gardens (City) FL (State) 33418 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sharon Daniels (561) 515-8558
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra, LLP
(Name – *if individual, state last, first, middle name*)

1001 Brickell Bay Drive, 9th Floor (Address), Miami (City), FL (State) 33131 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Sharon Daniels, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weiss Capital Securities, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LOIS CORDREY
MY COMMISSION # DD 555451
EXPIRES: May 22, 2010
Bonded Thru Notary Public Underwriters

[signature]
Signature

President
Title

L Cordrey 2/27/09
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEISS CAPITAL SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF WEISS CAPITAL MANAGEMENT, INC.)

FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

MBAF
MORRISON BROWN ARGIZ & FARRA, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

WEISS CAPITAL SECURITIES, INC.
(A WHOLLY - OWNED SUBSIDIARY OF WEISS CAPITAL MANAGEMENT, INC.)

CONTENTS:

MBAF
MORRISON BROWN ARGIZ & FARRA, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholder
Weiss Capital Securities, Inc.
(A Wholly-Owned Subsidiary of Weiss Capital Management, Inc.)

We have audited the accompanying statements of financial condition of Weiss Capital Securities, Inc. (a wholly-owned subsidiary of Weiss Capital Management, Inc.) (the "Company") as of December 31, 2008 and 2007, and the related statements of operations, changes in shareholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weiss Capital Securities, Inc. (a wholly-owned subsidiary of Weiss Capital Management, Inc.) as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedules I, II and III, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morrison, Brown, Argiz & Farra, LLP

Miami, Florida
February 23, 2009

WEISS CAPITAL SECURITIES, INC.
(A WHOLLY - OWNED SUBSIDIARY OF WEISS CAPITAL MANAGEMENT, INC.)

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31,

ASSETS	2008	2007
CURRENT ASSETS:		
Cash and cash equivalents	$ 163,634	$ 339,904
Deposit with clearing organization	25,000	25,000
Receivable from clearing organization	9,158	15,944
Prepaids	44,657	50,726
TOTAL CURRENT ASSETS	242,449	431,574
PROPERTY AND EQUIPMENT, NET	5,877	9,094
DUE FROM WEISS GROUP	562,877	353,631
DEFERRED TAX ASSET	2,125	1,868
	$ 813,328	$ 796,167

LIABILITIES AND SHAREHOLDER'S EQUITY	2008	2007
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$ 6,761	$ 31,385
Due to related parties	28,561	53,174
TOTAL CURRENT LIABILITIES	35,322	84,559
SHAREHOLDER'S EQUITY		
Common stock; no par 10,000 shares authorized issued and outstanding, at stated value	25,000	25,000
Additional paid-in capital	1,644,300	1,244,300
Accumulated deficit	(891,294)	(557,692)
	778,006	711,608
	$ 813,328	$ 796,167

The accompanying notes are an integral part of these financial statements.

WEISS CAPITAL SECURITIES, INC.
(A WHOLLY - OWNED SUBSIDIARY OF
WEISS CAPITAL MANAGEMENT, INC.)

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

	2008	2007
REVENUES:		
Commissions	$ 164,948	$ 212,688
Interest income	3,825	9,050
Other income	-	35,000
TOTAL REVENUES	168,773	256,738
OPERATING EXPENSES:		
General and administrative	320,331	215,529
Compensation	330,926	330,665
Clearing charges	31,889	30,518
Rent	25,515	27,317
Depreciation and amortization	3,217	5,109
TOTAL OPERATING EXPENSES	711,878	609,138
NET LOSS BEFORE INCOME TAX BENEFIT	(543,105)	(352,400)
Income tax benefit	(209,503)	(135,938)
NET LOSS	$ (333,602)	$ (216,462)

The accompanying notes are an integral part of these financial statements.

WEISS CAPITAL SECURITIES, INC.
(A WHOLLY - OWNED SUBSIDIARY OF WEISS CAPITAL MANAGEMENT, INC.)

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	COMMON STOCK		ADDITIONAL PAID-IN	ACCUMULATED	
	SHARES	AMOUNT	CAPITAL	DEFICIT	TOTAL
Balances, January 1, 2007	10,000	$ 25,000	$ 844,300	$ (341,230)	$ 528,070
Capital contributions	-	-	400,000	-	400,000
Net loss	-	-	-	(216,462)	(216,462)
Balances, December 31, 2007	10,000	25,000	1,244,300	(557,692)	711,608
Capital contributions	-	-	400,000	-	400,000
Net loss	-	-	-	(333,602)	(333,602)
Balance, December 31, 2008	10,000	$ 25,000	$ 1,644,300	$ (891,294)	$ 778,006

The accompanying notes are an integral part of these financial statements.

WEISS CAPITAL SECURITIES, INC.
(A WHOLLY - OWNED SUBSIDIARY OF WEISS CAPITAL MANAGEMENT, INC.)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (333,602)	$ (216,462)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	3,217	5,109
Deferred tax asset	(257)	(538)
Changes in operating assets and liabilities:		
Receivable from clearing organization	6,786	(8,692)
Due from Weiss Group	(209,246)	(135,400)
Prepaids	6,069	(4,575)
Accounts payable and accrued expenses	(24,624)	16,996
Due to related parties	(24,613)	27,521
TOTAL ADJUSTMENTS	(242,668)	(99,579)
NET CASH USED IN OPERATING ACTIVITIES:	(576,270)	(316,041)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:		
Capital contributions	400,000	400,000
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(176,270)	83,959
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	339,904	255,945
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 163,634	$ 339,904

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

1. ORGANIZATION AND NATURE OF BUSINESS

Weiss Capital Securities, Inc. (the "Company") is a wholly-owned subsidiary of Weiss Capital Management, Inc. (the "Parent"), a wholly-owned subsidiary of Weiss Group, LLC ("Weiss Group"), and was incorporated on August 9, 1995 under the laws of the State of Florida. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"). Effective January 28, 2005, the Company's application was granted by the Financial Industry Regulatory Authority ("FINRA"), formerly the National Association of Securities Dealers ("NASD") to expand its activities to a full service retail broker-dealer. As such, the Company now executes transactions in stocks, bonds, mutual funds, and other securities in a variety of account types, and conducts other general brokerage activities. The Company's record keeping is in accordance with the rules and regulations prescribed by this agency. Retail operations opened for business on November 1, 2005.

Historically, the Company has not generated revenues sufficient to maintain its operations and thus has been dependent on the Parent to make capital contributions from time to time to maintain compliance with Rule 15c3-1. The Company will likely continue to depend on the Parent for these capital contributions. The Parent has committed to continue providing the necessary capital to maintain compliance with Rule 15c3-1.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America. This basis of accounting involves the application of accrual accounting; consequently, revenues and gains are recognized when earned, and expenses and losses are recognized when incurred. Financial statement items are recorded at historical costs and may not necessarily represent current values.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Commissions

Commission revenues and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Clearing Arrangements

The Company has an agreement with Pershing LLC ("Pershing") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by Pershing. At December 31, 2008 and 2007, the receivable from clearing organization of $9,158 and $15,944, respectively, is with Pershing. Pursuant to the clearing agreement, the Company is required to maintain a deposit of $25,000 in the clearing organization.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Certain amounts included in the financial statements are estimated based on currently available information and management's judgment as to the outcome of future conditions and circumstances. Changes in the status of certain facts or circumstances could result in material changes to the estimates used in the preparation of the financial statements and actual results could differ from the estimates and assumptions. Every effort is made to ensure the integrity of such estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation and amortization. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation and amortization is computed using the double declining balance method for computer equipment based upon estimated useful lives of three years. Leasehold improvements are amortized using the straight-line method over either the economic useful life of the improvement or the lease term, whichever is shorter, based upon the Parent's lease term.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates applied to taxable income. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for deferred tax assets when it is more likely than not that the asset will not be realized.

The Company files a consolidated tax return with its Parent. Income taxes are allocated to the members of the group. It is the Company's policy to accrue benefits to the extent usable by the Parent and to record expenses to the extent that taxes would be due through the inter-company accounts.

Management identifies and evaluates potential uncertain tax positions to determine whether the probability exists that a tax position taken in a tax return would be sustained upon examination by a taxing authority. Reserves for uncertain tax positions are recorded if management determines it is probable either a position would not be sustained upon examination or if a payment would have to be made to a taxing authority and the amount was reasonably estimable.

Reclassifications

Items on the 2007 financial statements have been reclassified to conform to the 2008 presentation.

New Accounting Pronouncements

Accounting for Uncertainty in Income Taxes

In June 2006, the Financial Accounting Standards Board ("FASB") issued interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB No. 109" ("FIN 48"). FIN 48 clarified the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." FIN 48 was originally effective for fiscal years beginning after December 15, 2006 but was deferred for nonpublic companies to fiscal years beginning after December 15, 2007. In December 2008, the FASB issued FASB Staff Position ("FSP") No. FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." This FSP allows certain nonpublic entities to elect to further defer the effective date of FIN 48 to fiscal years beginning after December 15, 2008. The Company has elected to defer the implementation of FIN 48 as permitted by the FSP. The Company is in the process of determining whether the implementation of FIN 48 will have a material effect on the Company's financial statements for the year ending December 31, 2009.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New Accounting Pronouncements (continued)

The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115." SFAS No.159 gives the Company the irrevocable option to carry most financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value option is elected, changes in fair value would be recorded in earnings at each subsequent reporting date. SFAS No. 159 is effective for the Company's 2008 fiscal year. SFAS No. 159 did not have an impact on the Company's financial condition, results of operations and cash flows since the Company elected not to adopt the statement.

The Hierarchy of Generally Accepted Accounting Principles

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles". SFAS No. 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with accounting principles generally accepted in the United States of America ("GAAP") for nongovernmental entities. Prior to the issuance of SFAS 162, GAAP hierarchy was defined in the American Institute of Certified Public Accountants ("AICPA") Statement on Auditing Standards ("SAS") No. 69, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles." SFAS No. 162 is effective November 15, 2008. The adoption of SFAS No. 162 did not have a material effect on the Company's financial statements.

3. TRANSACTIONS WITH RELATED PARTIES

The Company entered into a Distribution Agreement (the "Agreement") with Weiss Treasury Only Money Market Fund (the "Trust") to provide for the sale and distribution of shares of beneficial interest of funds of the Trust. The Company is responsible for costs in connection with the offering of shares to the public. Expenses which are to be allocated between the Company and the Trust shall be allocated pursuant to reasonable procedures and formulae mutually agreed upon from time to time. The Agreement was renewed in November 2008 and will remain in effect until November 2009. Either party can terminate the Agreement with a sixty day written notice. Management anticipates the annual renewal of this agreement. There were no costs under the agreement during the years ended December 31, 2008 and 2007.

During the years ended December 31, 2008 and 2007, the Parent contributed $400,000 each year as additional paid-in capital. The Parent of the Company has committed to continue to provide additional necessary funding for the Company to meet its obligations.

For the years ended December 31, 2008 and 2007, the Company is due from Weiss Group $562,877 and $353,631, respectively. The Company has due to related parties of $28,561 and $53,174 at December 31, 2008 and 2007, respectively.

The Company uses the office facilities and employees of its Parent. The Company entered into expense sharing agreements whereby all expenses associated with the operations of the Company paid by the Parent were charged to the Company. Under the agreements, certain expenses of the Parent are allocated to the Company as well as all direct expenses of the Company paid on behalf of the Company. Under the agreements, the Parent allocated $360,711 and $329,223 of expenses to the Company for the years ended December 31, 2008 and 2007, respectively. All expenses allocated under the agreements were charged to operations. Management anticipates entering into a similar expense sharing agreement upon the expiration of the current agreement. The current agreement expires December 31, 2009.

4. CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company encounters economic risk, mainly comprised of credit risk and market risk. Credit risk arises from the customer securities activities which are transacted on either cash or margin basis. These transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill those obligations. In connection with its clearing arrangements, the Company is required to guarantee the performance of its customers in meeting their contracted obligations.

Concentrations of credit risk arise when a number of customers are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

As a securities broker and dealer, the Company is engaged in various brokerage and trading activities with domestic and international investors. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when necessary. The credit risk is also minimized by the careful monitoring of customer accounts by the clearing firm.

At various times during the year, the Company has maintained deposits with other financial institutions in excess of amounts received. The exposure to the Company from these transactions is solely dependent upon daily balances and the financial strength of the respective institutions.

5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following at December 31:

	2008	2007
Leasehold improvements	$ 12,364	$ 12,364
Computer equipment	11,148	11,148
	23,512	23,512
Less accumulated depreciation and amortization	17,635	14,418
	$ 5,877	$ 9,094

Depreciation and amortization amounted to $3,217 and $5,109 for the years ended December 31, 2008 and 2007, respectively.

6. INCOME TAXES

The Company's earnings are included in the consolidated state and federal income tax returns of its Parent. For financial statement purposes, income taxes have been calculated as if the Company was filing separate returns. These amounts will eventually be settled with the Parent.

Income taxes consist of the following at December 31:

	2008	2007
Current Income Tax Benefit:		
Federal	$ (179,412)	$ (116,095)
State	(29,834)	(19,305)
	(209,246)	(135,400)
Deferred Income Tax Benefit:		
Federal	(257)	(538)
Income tax benefit	$ (209,503)	$ (135,938)

The components of the net deferred tax asset were as follows as of December 31:

	2008	2007
Deferred tax assets:		
Depreciation	$ 2,125	$ 1,868

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008 and 2007, the Company had net capital of $159,664 and $289,760, respectively, which was $59,664 and $189,760, respectively, in excess of its required net capital of $100,000. At December 31, 2008 and 2007, the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.22 to 1 and 0.29 to 1, respectively.

SUPPLEMENTAL SCHEDULES

WEISS CAPITAL SECURITIES, INC.
(A WHOLLY - OWNED SUBSIDIARY OF
WEISS CAPITAL MANAGEMENT, INC.)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

CREDITS	
Shareholder's equity	$ 778,006
DEBITS	
Due from Weiss Group	562,877
Prepaids	44,657
Property and equipment, net	5,877
Deferred tax asset	2,125
TOTAL DEBITS	615,536
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	162,470
HAIRCUTS ON SECURITIES {PURSUANT TO RULE 15c3-1(F)}	2,806
NET CAPITAL	159,664
MINIMUM CAPITAL REQUIREMENT 6 2/3 % of aggregate indebtedness of $35,322 or $100,000 whichever is greater	100,000
EXCESS NET CAPITAL	**$ 59,664**
AGGREGATE INDEBTEDNESS	$ 35,322
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**0.22 to 1**

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART II FILING
AS OF DECEMBER 31, 2008

NET CAPITAL PER COMPUTATION	$ 159,664
AUDIT ADJUSTMENT	
Income tax benefit	(209,503)
DIFFERENCE IN ALLOWABLE ASSETS	209,503
NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S UNAUDITED FORM X-17A-5, PART IIA FILING	**$ 159,664**

SCHEDULE III

STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2008

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k(2)(ii), the Company is exempt from the computation of reserve requirements and the information relating to the possession or control requirements. All customer transactions are cleared through another broker/dealer on a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities are promptly transmitted to the clearing broker/dealer.

SUPPLEMENTARY REPORT

REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15C3-3

To the Board of Directors and Shareholder
Weiss Capital Securities, Inc.
(A Wholly-Owned Subsidiary of Weiss Capital Management, Inc.)

In planning and performing our audit of the financial statements and accompanying information of Weiss Capital Securities, Inc. (a wholly-owned subsidiary of Weiss Capital Management, Inc.) (the "Company"), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra, LLP

Miami, Florida
February 23, 2009